As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

FORM 11-K
_____________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-14624

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.
GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
THE NETHERLANDS

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO WCS Holding Company 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO WCS Holding Company 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

VELMA BUTLER & COMPANY, LTD.

Chicago, Illinois
June 28, 2007

ABN AMRO WCS Holding Company 401(k) Savings Plan

Statement of Assets Available for Benefits

	December 31,	December 31,
	2006	2005
Assets
Investments, at Fair Value:
Money Market Fund	$-	$27,891,398
Shares of Registered Investment Companies	-	86,018,513
Participant Loans	-	2,626,322
Common/Collective Trusts	-	35,328,501
ABN AMRO Stock Fund	-	3,034,802
Pending Fund	-	2,762,343
Total Investments	-	157,661,879

Assets available for benefits	$-	$157,661,879

ABN AMRO WCS Holding Company 401(k) Savings Plan

Statement of Changes in Assets Available for Benefits

	December 31,	December 31,
	2006	2005
Additions
Contributions:
Employer	$4,709,742	$4,733,042
Participants	13,034,296	13,016,226
Participant Rollovers	1,776,141	1,161,345
Transfer from Other Plans (Net)	(3,359,945)	(1,269,481)
Investment Income:
Interest and dividends	7,877,799	4,144,387
Total Additions	24,038,033	21,785,519

Deductions
Transfer Plan assets due to merger	(171,213,986)	-
Benefits Paid to Participants	(23,368,599)	(24,128,361)
Loans (net principal & interest rec & loans taken)	(335,608)
Administration and Management Fees (Includes In
Kind Distributions)	(322,649)	(242,367)
Total Deductions	(195,240,842)	(24,370,728)

Net Realized and Unrealized Appreciation in
Fair Value of Investments	13,540,930	8,725,478

Net Increase / (Decrease)	(157,661,879)	6,140,269
Assets Available for Benefits at Beginning of Year	157,661,879	151,521,610
Assets Available for Benefits at End of Year	$(0)	$157,661,879
See Notes to Financial Statements.

ABN AMRO WCS Holding Company 401(k) Savings Plan

Notes to Financial Statements

1.  Description of Plan

The following description of the ABN AMRO WCS Holding Company (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective December 31, 2006, the Plan was merged into the ABN AMRO Group Profit Sharing and Savings Plan and Trust (the "CCC Plan").  All persons who were participants in the Plan on December 31, 2006 ("WCS Participants") shall become participants of the CCC Plan on January 1, 2007, and all deferral elections, beneficiary designations, and investment elections made by WCS Participants under the Plan shall be deemed to have been made under the CCC Plan (except to the extent that investment funds under the Plan are not available under the CCC Plan, in which case WCS Participants who had elected to invest in such funds shall be deemed to have elected to invest in the most similar fund available under the Plan, as determined by the Fiduciary committee).  WCS Participants who complete at least one hour of service on or after January 1, 2007, shall be fully vested in all accounts including matching contributions made prior to 2007.  This amendment was approved as of December 28, 2006. As a result, all investment funds and participant loans were transferred from the Plan to the CCC Plan effective December 31, 2006.

The Plan is a defined contribution plan that was established April 15, 2001, as a result of the sale by ING Financial Services Corporation of its U.S. domestic investment banking business to the Company. The Plan, formerly known as the ABN AMRO Securities LLC 401(k) Savings Plan, was restated, amended, and renamed effective January 1, 2002.  As of January 1, 2002, the eligible employees of the Plan include all employees of ABN AMRO WCS Holding Company, affiliates and subsidiaries, and employees of Wholesale Client Services Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions:  Participation in the Plan is voluntary. Each employee who was a participant in the former ING Financial Services Corporation 401(k) Plan on April 15, 2001, and who became an employee of the Company on April 16, 2001, was eligible for the Plan. Each other employee is eligible the first of the month following their date of hire.  New participants have 60 days after their Plan entry date to “opt out” of the Plan or are automatically enrolled at the deferral rate of 2% in the money market fund.

Effective July 1, 2002, eligible employees may elect to contribute from 1% to 100% of their pretax eligible salaries, as defined. Prior to July 1, 2002, eligible employees could contribute from 1% to 15% of their pretax eligible salaries.  Company matching contributions are equal to 50% of the employees’ contributions for the first 6% that the employee contributes. The Company may also make a discretionary matching contribution to participants who are employed on the last day of the Plan year. Current law limits participant pretax contributions to $14,000 for the Plan year ended December 31, 2006. Withdrawals of pretax contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer within 60 days.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contribution portion after two years of credited service.

Plan Administrator: On April 1, 2005, the Plan Administrator was changed from Putnam, Inc. to Wachovia Bank, National Association.

Payment of Benefits:  In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum.  Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account.  Employees who leave or are terminated before their vesting date forfeit their nonvested balances.

Break in Service:  A participant who terminates employment with the Company after participating in the Plan and is subsequently re-employed by the Company shall be immediately eligible to become a member of the Plan.

Investment Elections:  A participant may elect to direct the employee contributions and Company contributions to any investment fund offered by the Plan in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Participant Withdrawals:  Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant shall receive a distribution of the value of his account. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans:  Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000. The minimum loan amount is $1,000. A participant may have two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination:  See above for discussion of Plan merger. Plan may be terminated, partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company, subject to the provisions of ERISA. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

2.  Summary of Significant Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments:  The Plan’s investments are stated at fair value.  The shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end.  The common collective trusts are valued at quoted redemption value.  The participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the ABN AMRO Stock Fund is based on the quoted market price.  The fair value of the money market fund approximates the outstanding balance.  All Plan assets were transferred to the CCC Plan before close of business on December 31, 2006.

Investment Income Recognition:  Purchases and sales of securities and fund units are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Forfeited Accounts:  At December 31, 2006, forfeited nonvested accounts totaled $0.

3.  Investments

As discussed in Note 1, effective December 31, 2006, Plan assets were transferred from the Plan to the CCC Plan.  Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

2006					2005
	Appreciation in	Fair Value of	Transfer of	Fair Value	Appreciation in	Fair Value at End
Investments	Fair Value During	Plan Assets	Plan Assets due	at End of	Fair Value During	of Year
	Year	Prior to	to Merger	Year	Year
		Transfer
Fair Value as Determined by Quoted
Market Price:

Shares of Registered Investment	$14,536,258	$22,541,337	$(22,541,337)	$-	$11,686,012	$86,018,513
Companies*
ABN AMRO Stock Fund*	692,729	3,663,603	(3,663,603)	-	369,401	3,034,802
Sub Total	$15,228,987	$26,204,940	$(26,204,940)	$-	$12,055,413	$89,053,315

Fair Value as Determined by Quoted
Redemption Value:
Common / Collective Trusts*	$2,111,106	$-	$-	$-	$(3,329,935)	$35,328,501
Sub Total	$2,111,106	$-	$-	$-	$(3,329,935)	$35,328,501

Fair Value Approximates Outstanding
Balance:
Money Market Fund*	$2,363,954	$-	$-	$-	$-	$27,891,398
Loans to Participants	(29,652)	2,596,670	$(2,596,670)	-	-	2,626,322
Pending Fund	(6,133,465)	142,412,376	$(142,412,376)	-	-	2,762,343
Subtotal	$(3,799,163)	$145,009,046	$(145,009,046)	$-	$-	$33,280,063
Total	$13,540,930	$171,213,986	$(171,213,986)	$-	$8,725,478	$157,661,879

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31	December 31
	2006	2005

Evergreen Money Market[1]	-	27,891,398
Lord Abbett Affiliated/A	-	10,476,292
Wachovia Equity Index[1]	-	28,993,169
Harbor Capital Fund	-	21,025,864
Royce Micro Cap	-	8,673,480
American Funds Euro GR 44	-	10,141,343
Morgan Stanley Inst. Emerging Markets A	-	9,000,382
Total	-	116,201,928
[1] Indicates a party in interest to the Plan

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 11, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006
Identity of Issue, Borrower,
Lessor, or Similar Party	Units	Value

Shares of Registered Investment Companies:
Lazard Mid Cap Open	-	-
ABN AMRO Real Estate Fund*	-	-
ABN AMRO Veredus Aggressive Growth*	-	-
PIMCO Total Return High Yield	-	-
Montag and Caldwell Growth Fund / ABN AMRO *	-	-
Subtotal

Participant Loans

ABN AMRO Stock Fund*	-	-

Pending Fund	-	-
Total	-	$-

*Indicates a party in interest to the Plan

All investments and participant loans were transferred to ABN AMRO Group Profit Sharing and Savings Plan and Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the ABN AMRO WCS Holding Company 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN
Date:	June 29, 2007	By:	/s/ Faye Katt
			Name:	Faye Katt
			Title:	Senior Vice President Head of Rewards BU NA

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Velma Butler & Company, Ltd.